Exhibit 99.1

OSISKO ARRANGEMENT RECEIVES COURT APPROVAL &

OSISKO REPORTS RECORD MONTHLY GOLD PRODUCTION FOR MAY

(Montreal, June 10, 2014) – Osisko Mining Corporation ("Osisko", OSK: TSX, EWX: Deutsche Boerse), Yamana Gold Inc. (TSX:YRI; NYSE:AUY) ("Yamana") and Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle") are pleased to announce that they have received final court approval for the joint acquisition of 100% of the outstanding shares of Osisko by Agnico Eagle and Yamana pursuant to a plan of arrangement (the "Arrangement"). Subject to the satisfaction of remaining closing conditions, the effective date of the Arrangement will occur on June 16, 2014.

The Arrangement

Under the Arrangement, each outstanding common share of Osisko will be exchanged for C$2.09 in cash, 0.07264 of a common share of Agnico Eagle, 0.26471 of a common share of Yamana, and one common share (one tenth of a common share on a consolidated basis) of a newly formed company that will acquire certain assets of Osisko as part of the Arrangement ("Osisko Gold Royalties Ltd").

May Production of 51,114 Ounces of Gold

Osisko is pleased to report that Osisko’s flagship Canadian Malartic mine has achieved record monthly gold production in the month of May.  Statistics for May are presented below:

•	Record monthly gold production of 51,114 ounces

•	Record monthly mill throughput of 1,709,572 tonnes

•	Record average daily throughput of 55,147 tonnes per calendar day

•	Average grade milled of 1.00 g/t Au

•	Average recovery of 88.7%

Since commencement of milling operations in April 2011, Canadian Malartic has produced 1,292,043 ounces of gold.

Sean Roosen, President and Chief Executive Officer of Osisko stated:  “Canadian Malartic has proven itself to be a world class gold deposit.  We would like to thank all of our shareholders, our employees, the residents of Malartic, the Malartic town council and the Québec government officials who have supported Osisko over the years.  We have been proud to have been able to work to bring you the benefits of Canadian Malartic from conception to reality.  We appreciate your support, and look forward to your continued participation in the benefits of Canadian Malartic through Osisko Gold Royalties Ltd. Not least as royalty holders, we hope for the continued success of Canadian Malartic, soon to be operated under the Canadian Malartic Partnership, a 50/50 joint venture between Agnico Eagle and Yamana."

Sean Boyd, President and Chief Executive Officer of Agnico Eagle, and Peter Marrone, Chairman and Chief Executive Officer of Yamana Gold issued the following joint statement:  “We are pleased and excited with the record monthly production and mill throughput that were delivered by Osisko at Canadian Malartic for the month of May.  These increased levels reflect the significant potential for the Partnership to leverage Agnico and Yamana’s respective expertise to unlock additional value through further optimizations at the operation.  We look forward to building on the track record of solid operational performance at Canadian Malartic.

With that objective in mind, our integration efforts continue to advance according to plan as we progress towards closing the transaction.  We have been impressed with the level of collaboration and partnership our teams have achieved in a short period of time and we expect a successful transition of operations post-close.”

Mr. Luc Lessard, Eng., Senior Vice-President and Chief Operating Officer of Osisko, is the Qualified Person who has reviewed this news release and is responsible for the technical information reported herein, including verification of the data disclosed.

For Further Information

Securityholders are encouraged to read Osisko's management information circular dated May 1, 2014 for full details of the Arrangement which was mailed to Osisko Securityholders and is also available on Osisko's website at www.osisko.com or on SEDAR at www.sedar.com.

Shareholders who have questions or who may need assistance with the completion of letters of transmittal are advised to contacting our Information Agent, Laurel Hill Advisory Group at:

North American Toll Free:  1-877-452-7184

Banks, Brokers or collect calls:  416-304-2011

Email: assistance@laurelhill.com

About Osisko

Osisko Mining Corporation operates the Canadian Malartic Gold Mine in Malartic, Québec and is pursuing exploration on a number of properties, notably in Québec, Ontario and Mexico.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its seven mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Forward-looking statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Osisko, Agnico Eagle and Yamana expect to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the satisfaction of all technical, economical, regulatory and financial conditions in order to complete the Arrangement between Osisko, Agnico Eagle and Yamana, the realization of all expected benefits of this Arrangement, and the view on (i) the Canadian Malartic assets, (ii) the quality and the potential of Osisko's exploration and mining assets, (iii) the consideration offered to Osisko shareholders, and (iv) the potential of Osisko Gold Royalties Ltd. Although Osisko, Agnico Eagle and Yamana believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, gold prices, access to skilled consultants, results of exploration and development activities, the Corporation's limited experience with production and development stage mining operations uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in Osisko, Agnico Eagle and Yamana's most recent Annual Information Forms, which are filed on SEDAR and also provide additional general assumptions in connection with these statements. Osisko, Agnico Eagle and Yamana caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko, Agnico Eagle and Yamana believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko, Agnico Eagle and Yamana undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.